SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PROFESSIONAL DIVERSITY NETWORK, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

74312Y103
(CUSIP Number)

James Kirsch
801 W. Adams Street, Suite 600
Chicago, IL 60607
(312) 614-0950

copies to:

Stephen E. Older
McGuireWoods LLP
1345 Avenue of the Americas, 7th Floor
New York, NY 10105-0106
(212) 548-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON Daniel Ladurini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,541 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,290,541 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,541 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 28,851 shares that were issued pursuant to the debt exchange agreement among the reporting person, Ferdinando Ladurini, and James Kirsch whereby three outstanding promissory notes of the Issuer in the principal amounts of $1,341,676, $142,000, and $37,143, plus accrued interest owed to such persons, respectively, were exchanged for shares of the Issuer’s common stock at a price per share equal to the initial public offering price of the Issuer’s common stock (the “Note Conversion”) and 2,071,781 shares held by the Ladurini Family Trust, for which the reporting person is Trustee.  The reporting person holds voting and dispositive power over the shares held by the Ladurini Family Trust.  The Ladurini Family Trust has entered into option agreements with certain of the Issuer’s directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of the Issuer’s shares of common stock, at a price per share equal to the initial public offering price.

(2)
Based upon 6,309,845 shares of the Issuer’s common stock issued and outstanding as of July 11, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2014, less 6,182 shares of the Issuer’s Common Stock subsequently repurchased by the Issuer on May 27, 2014).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON James Kirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,062,466 (1)
	8	SHARED VOTING POWER 2,000 (2)
	9	SOLE DISPOSITIVE POWER 1,062,466 (1)
	10	SHARED DISPOSITIVE POWER 2,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,788 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	1,000 of these shares are held by the reporting person’s daughter who shares the same household as the reporting person in an account over which the reporting person serves as custodian.

(2)
1,000 of these shares are subject to the reporting person’s investment power and held in an account for the reporting person’s adult son and 1,000 of these shares are subject to the reporting person’s investment power and held in an account for the reporting person’s adult daughter.

(3)
Includes 369,322 shares currently owned by the Ladurini Family Trust and subject to an option agreement between the Ladurini Family Trust and the reporting person pursuant to which the reporting person may purchase, during a ten year exercise period, from the Ladurini Family Trust a number of shares of the Issuer’s common stock, at a price per share equal to the initial public offering price of such stock, as to which the reporting person would have sole voting and sole dispositive power upon acquisition. As of the date of this Statement, Mr. Ladurini is also the beneficial owner of these 369,322 shares.

(4)
Based upon 6,309,845 shares of the Issuer’s common stock issued and outstanding as of July 11, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2014, less 6,182 shares of the Issuer’s Common Stock subsequently repurchased by the Issuer on May 27, 2014).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON Rudy Martinez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,285
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 344,285
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Based upon 6,309,845 shares of the Issuer’s common stock issued and outstanding as of July 11, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2014, less 6,182 shares of the Issuer’s Common Stock subsequently repurchased by the Issuer on May 27, 2014).

Item 1.	Security and Issuer:

This Statement is being filed by Daniel Ladurini, James Kirsch, and Rudy Martinez (collectively, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (“Common Stock”) of Professional Diversity Network, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 2.	Identity and Background:

(a)-(c) Mr. Ladurini is an individual and serves as trustee of the Ladurini Family Trust.  His principal occupation is serving as Managing Partner of Fiumalbo Investors L.L.C. and his address is in Lake Forest, Illinois.

Mr. Kirsch is an individual whose principal occupation is serving as the Issuer’s chief executive officer and chairman of the board and his business address is 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Mr. Martinez is an individual whose principal occupation is serving as the Issuer’s executive vice president and chief executive officer of the iHispano.com division of the Issuer and his business address is 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

(d) and (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration:

The consideration used by each Reporting Person to purchase the Common Stock of the Issuer that requires the filing of this Statement are personal funds.

Item 4.	Purpose of Transaction:

(a)-(b) On July 11, 2014, the Issuer, NAPW Merger Sub, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), NAPW, Inc., a New York corporation (“NAPW”), and Matthew B. Proman, the sole shareholder of NAPW (“Proman”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things, a business combination whereby NAPW will merge with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”).  As a result of the Merger, the separate corporate existence of NAPW will cease and Merger Sub will continue as the surviving corporation, a wholly-owned subsidiary of the Issuer, and be renamed “NAPW, Inc.”

At the effective time of the Merger, all shares of common stock of NAPW issued and outstanding immediately prior to the effective time of the Merger will be converted into and become the right to receive 6,309,845 shares of Common Stock of the Issuer and cash in lieu of fractional shares, as set forth in the Merger Agreement, of which 5,110,975 shares will be issued to Proman, as NAPW's sole shareholder, and 1,198,870 shares will be issued to certain executive officers of NAPW (namely, 959,096 shares will be issued to Star Jones, NAPW’s President and National Spokeswoman, and 239,774 shares will be issued to Christopher Wesser, NAPW’s General Counsel).  Also, at the effective time of the Merger, the Issuer, as additional consideration, will pay to Proman, in cash, $3,450,000, and issue to Proman a promissory note in the original principal amount of $550,000.

Concurrently with the execution of the Merger Agreement, NAPW entered into a voting agreement (the “Voting Agreement”) with the Reporting Persons, who hold shares representing approximately 58.6% of the outstanding voting power of the Issuer. Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote the Common Stock held by them in favor of the Merger and the other transactions contemplated by the Merger Agreement, and against, among other things, alternative business combination transactions.  The Reporting Persons further agreed to certain restrictions on the disposition of such Common Stock, subject to the terms and conditions contained therein. Pursuant to the terms of the Voting Agreement, the Voting Agreement will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement. The Voting Agreement is filed as Exhibit 99.a hereto and incorporated herein by reference.

 (c) The Reporting Persons have not formulated any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) Reference is made to Items 4(a) and (b) above. Pursuant to the Merger Agreement, the Reporting Persons have taken action by written consent of the majority of the stockholders of the Issuer to approve an amendment to the Issuer’s certificate of incorporation to, among other things, increase the total number of directors permitted on the Issuer’s board of directors from five to nine members.  The written consent of the stockholders executed by the Reporting Persons, and the amendments to the Issuer’s certificate of incorporation approved thereunder, will not take effect until the date that is 20 days after the date an information statement on Schedule 14C is first given to all stockholders of the Issuer who did not execute the written consent. Additionally, following the closing of the Merger, the Issuer’s Board of Directors is expected to appoint individuals designated by NAPW to fill the new vacancies on the Issuer’s Board of Directors.

(e) Other than the issuance of 6,309,845 shares of Common Stock as partial consideration for the Merger, as described in Items 4(a) and (b) above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in a material change in the present capitalization or dividend policy of the Issuer.

(f) Other than as described above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any other material change in the issuer’s business or corporate structure.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to the Merger Agreement, the Reporting Persons have taken action by written consent of the majority of the stockholders of the Issuer to approve the amendment to the Issuer’s certificate of incorporation to increase the total number of directors permitted on the Issuer’s board of directors from five to nine members and to remove a provision that required the approval of a majority of the total voting power of the outstanding Common Stock of the Issuer to adopt new By-laws or to alter, amend, or repeal the By-laws.  In the same written consent, the Reporting Persons also approved an amendment to the Issuer’s By-laws to replace an invalid provision purporting to restrict the ability of the stockholders of the Issuer to act by written consent without a meeting with a provision expressly authorizing action to be taken by written consent of the stockholders without a meeting.  The written consent of the stockholders executed by the Reporting Persons, and the amendments to each of the Issuer’s certificate of incorporation and By-laws approved thereunder, will not take effect until the date that is 20 days after the date an information statement on Schedule 14C is first given to all stockholders of the Issuer who did not execute the written consent.

(h) The Reporting Persons have not formulated any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Persons have not formulated any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described in this Statement, the Merger Agreement, or the Voting Agreement, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D or any similar matter. The Reporting Persons intend to continue to review the Issuer and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel, and other matters and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserve the right to take such actions or effect such changes as it deems desirable.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement is filed as Exhibit 99.b hereto and incorporated herein by reference. The Voting Agreement and the Merger Agreement are incorporated into this Statement wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer:

(a) This statement relates to 3,697,292 shares of Common Stock owned by the Reporting Persons in the aggregate. Based upon 6,309,845 shares of the Issuer’s Common Stock issued and outstanding as of July 11, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2014, less 6,182 shares of the Issuer’s Common Stock subsequently repurchased by the Issuer on May 27, 2014), the Reporting Persons own 58.6% of the Issuer’s outstanding Common Stock.

(b)

(A)	Daniel Ladurini

	(i)	Amount beneficially owned:	2,290,541 (1)

	(ii)	Percent of class:	36.3%

(iii)	Number of shares as to which the person has:

	(w)	Sole power to vote or to direct the vote:	2,290,541 (1)

	(x)	Shared power to vote or to direct the vote:	0

	(y)	Sole power to dispose or to direct the disposition of:	2,290,541(1)

	(z)	Shared power to dispose or to direct the disposition of:	0

(1)           Includes 28,851 shares that were issued pursuant to the Note Conversion and 2,071,781 shares held by the Ladurini Family Trust, for which Mr. Ladurini is Trustee.  Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust.  The Ladurini Family Trust has entered into option agreements with certain of the Issuer’s directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of the Issuer’s shares of common stock, at a price per share equal to the initial public offering price.

(B)	James Kirsch

	(i)	Amount beneficially owned:		1,431,788 (1)(2)(3)

	(ii)	Percent of class:		22.7%

	(iii)	Number of shares as to which the person has:

		(w)	Sole power to vote or to direct the vote:	1,062,466 (2)

		(x)	Shared power to vote or to direct the vote:	2,000 (3)

		(y)	Sole power to dispose or to direct the disposition of:	1,062,466 (2)

		(z)	Shared power to dispose or to direct the disposition of:	2,000 (3)

(1)      Includes 369,322 shares currently owned by the Ladurini Family Trust and subject to an option agreement between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period, from the Ladurini Family Trust a number of shares of the Issuer’s common stock, at a price per share equal to the initial public offering price of such stock, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this Statement, Mr. Ladurini is also the beneficial owner of these 369,322 shares.

(2)      1,000 of these shares are held by Mr. Kirsch’s minor daughter who shares the same household as Mr. Kirsch in an account over which Mr. Kirsch serves as custodian.

(3)      1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult daughter.

(C)	Rudy Martinez

	(i)	Amount beneficially owned:		344,285

	(ii)	Percent of class:		5.5%

	(iii)	Number of shares as to which the person has:

		(w)	Sole power to vote or to direct the vote:	344,285

		(x)	Shared power to vote or to direct the vote:	0

		(y)	Sole power to dispose or to direct the disposition of:	344,285

		(z)	Shared power to dispose or to direct the disposition of:	0

 (c) During the past 60 days, the Reporting Persons listed below effected the following purchases of the Issuer’s securities, on the dates, in the amounts, at the prices per share, and in the manner shown below.  No other Reporting Persons effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

James Kirsch
Date of Transaction	Amount of Securities Involved	Price per share	Where and how effected
June 5, 2014	1,100	$4.29	Open market purchase
June 6, 2014	1,100	$4.28	Open market purchase
June 9, 2014	1,140	$4.28	Open market purchase
June 10, 2014	1,300	$4.05	Open market purchase

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The information set forth, or incorporated by reference herein, in Items 3, 4, and 5 of this Statement is incorporated by reference herein.  Other than as described in this Statement, the agreements incorporated by reference herein and set forth as exhibits hereto, and any option award agreements entered into between the Issuer and any Reporting Person in such Reporting Person’s capacity as an employee of the Issuer, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits:

The following are filed herewith as Exhibits to this Statement:

Exhibit	Description
99.a	Voting Agreement by and among NAPW, Inc., Daniel Ladurini, James Kirsch, and Rudy Martinez, dated as of July 11, 2014
99.b	Agreement and Plan of Merger among Professional Diversity Network, Inc., NAPW Merger Sub, Inc., NAPW, Inc., and Matthew B. Proman, dated as of July 11, 2014
99.c	Joint Filing Agreement by and among Daniel Ladurini, James Kirsch, and Rudy Martinez, dated as of July 11, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 11, 2014.

By:	/s/ Daniel Ladurini
Daniel Ladurini

By:	/s/ James Kirsch
James Kirsch

By:	/s/ Rudy Martinez
Rudy Martinez